 UNIVERSAL CAPITAL MANAGEMENT
A Business Development Company

September 19, 2011

US Securities and Exchange Commission
c/o Kevin C. Rupert
Washington, DC 20549

**RE:    Universal Capital Management, Inc.; File Number 814-701 (CIK 1308569)**

Dear Mr. Rupert:

Please see the following responses to your comments in the letter dated August 4, 2011:

1.  **We have evaluated your response to Part III in the Filing and have found your reasons for the extension of time to be inconsistent with the use of Form 12b-25.**

    During the periods described in your comment, our company has been hindered by a lack of cash flow. Although we have been able to timely complete our annual reports during the last three fiscal years, our auditors were unwilling to release their opinions because we were unable to pay their fees. Our inability to timely file our reports is a result of our cash flow position only; it does not relate to the inability of any other person, other than our company, to furnish any required opinion, report or certification, or relate to any unresolved internal control issues or deficiencies in our disclosure controls and procedures. Therefore, we consider our 12b-25 filing to be proper. Our auditors have informed us that an inability to pay auditor fees does not fall within this category. Additionally, we have made every effort to continue to make our periodic filings, without auditor review or opinions, in an effort to fully provide the market and the SEC with full disclosure to the best of our financial abilities.

2.  **On the Company's website (www.unicapman.com), we located the following disclosure, "Shareholder value is primarily derived by two factors including its net asset value per share and its trading multiple to net asset value. The Company's net asset value is determined by adding the portfolio company values plus its cash and cash equivalents minus its liabilities (subtracting total liabilities from total assets). This formula equates Net Asset Value. The division of the Company's Net Asset Value by its number of outstanding shares equals the Net Asset Value per share. While a trading multiple is affected by many conditions, similar companies over the last three years have shown an average multiple of 2.82 times Net Asset Value per share. While this is an average, one must understand that prior performance is not necessarily indicative of future results. Moreover, Universal Capital Management policy of dividending shares of specific portfolio companies to its shareholders when appropriate, is an added incentive to potential investors. As a result of this policy, Universal Capital Management expects to remain at or exceed the industry's average trading multiple.**

    In the past, several investment companies, such as UTEK Corporation, Harris & Harris (TINY) and Capital Southwest, had traded at a multiple of their NAV. However, since the financial crisis of 2008 this trend has ceased to continue. In the statement it reads: *Our statement of prior performance is not necessarily indicative of future results.* As we change our corporate business plan, we have taken down our company website.

3. **In addition, the NAV reconciliation in the Company's financial highlights in the 10-K does not appear to identify any dividends paid over the last few years. Please explain this and provide a cross reference to the Company's written "policy of dividening shares of specific portfolio companies to its shareholders" when appropriate. If needed, corrective disclosure and appropriate revisions should be made immediately.**

Our company has paid no dividends since it dividended shares of Theater Xtreme Entertainment Group, Inc. during the year ended April 30, 2007. Our Form 10-K for each of the years ended 4/30/07, 4/30/08 and 4/30/09 discloses this property dividend in Note 12 – Financial Highlights. Our Form 10-K for the year ended 4/30/10 does not include information regarding our year ended 4/30/07; therefore no dividend disclosure appears on this schedule. We have no written dividend policy other than as described in our Form 10-K. We attempted to dividend registered shares of Vystar Corporation to our shareholders pursuant to an S-1 registration statement initially filed by Vystar Corporation with the SEC (SEC File No. 333-155341) in November 2008; however, Vystar subsequently amended their registration statement to eliminate that portion of their filing. No other dividend activity has occurred with our company.

4. **Page 25 of the 10-k states that the Company, and its directors and officer were sued in the United States District Court for the District of Connecticut. Has the Company made the required notifications, if any under Section 33 of the 1940 Act? If not, why not?**

We never made notifications under Section 33 of the 1940 Act because at no time did we ever consider the plaintiffs to this litigation to be security holders of our company. Our position regarding plaintiffs not being security holders has remained consistent since the initiation of the law suit, and we believe making a notification under Section 33 of the 1940 act would have severely undermined that position in the law suit and weakened our chances of success. All of our filings with the SEC evidence our position regarding plaintiffs not being security holders.

5. **Page 32 of the company's 10-K discusses the valuation of PR Specialists, Inc./Mediavix, Inc. Please explain to the staff the specific valuation analysis that provided a 500% return (including a discussion of the Form 4 cited below) in an approximate 4 month period. A similar analysis should also be provided for BF Acquisition group V, Inc./Incredible 3D, Inc. position. Please provide copies of the complete management contracts between the Company and both portfolio companies with your response.**

**PR Specialists/Mediavix ("PR")** – PR was a public, non-reporting shell with little or no value prior to Mediavix. Mediavix was started as a wholly-owned subsidiary of PR with a business plan, CEO and potential contract with a software company. Based on these factors, PR was able to raise approximately $90,000 through convertible promissory notes on the basis that these notes that converted into PR shares at $0.50 per share, including warrants to purchase shares at $0.50 and $1.00. **CONTRACT ATTACHED.** This was the basis of our valuation of our 2,500,000 shares of PR beginning with 1/31/10 quarter end through 10/31/10 at $1,250,000. Also during that time, our company made loans to PR/Mediavix of approximately $112,000 to assist in funding its operations. During the quarter ending 1/31/11, PR's CEO quit and the business plan was no longer viable due to a vendor that they were relying upon. At this time, UCM wrote PR down to its original cost prior to starting Mediavix.

**BF Acquisition Group/Incredible 3D ("BFAG")** – BFAG was a non-reporting shell with little or no value prior to Incredible 3D. Incredible 3D was started as a wholly-owned subsidiary of BFAG with a business plan, CEO and a highly specialized 3D technician. Based on these factors, BFAG was able to raise approximately $26,400 through a subscription agreement at $0.32 per share. This is the basis of our valuation of our 2,000,000 shares of BFAG beginning with the quarter ended 1/31/10 through 7/31/10 at $640,000. Also during that time, our company made loans to BFAG of approximately $90,000 to assist in funding its operations. During the quarter ending 10/31/10, it was determined that the 3D technician, who was the key man of the company, refused to sign a contract and subsequently resigned. Shortly thereafter, the CEO resigned. At this time, UCM wrote down BFAG to its original cost prior to starting Incredible 3D. **CONTRACT ATTACHED.**

6. **Since the 10-K indicates that the PR Specialists, Inc./Mediavix, Inc. position represents approximately 30% of the Company's assets, the Company needs to file a revised Form 10-K that includes the financial statements of this portfolio company.**

   Pursuant to our phone conversation, we will revise accordingly pending SEC guidance.

7. **The Company's fidelity bond appears to have expired at 12:01am on February 15, 2011. We are unable to locate any EDGAR filing showing that the Company continued this policy or obtained a new one. If the Company has failed to maintain an appropriate bond, provide us with a detailed explanation of the failure occurred and what has been done to insure that it does not recur. Please make the required filing immediately.**

   We have had the bond. The proper filing was on 9/8/11.

8. **We expect you to discuss all of these matters, including our letter, with the Company's entire Board of Directors and its Chief Compliance Officer ("COO"). The results of the board discussion should be summarized in your response letter.**

   **Section 56(a) of the 140 Act requires that a "majority of a business development company's directors or general partners shall be persons who are not interested persons of such company." We note that the last sentence of the paragraph captioned "Independence of the Board of Directors" on page 41 in the 10-k, states that the Board is not composed of a majority of independent directors. We are unable to determine if this apparent statutory violation continues, but we have no indication or evidence it has not been corrected to date. The CCO should explain in the Company's response the efforts and disclosures made with respect to this issue, and an analysis as to the propriety of any Board actions during the period the Board was not in compliance with Section 56.**

   Our current Board of Directors is not independent as of this letter. However, any and all board actions during this period have been unanimously approved by the board.

   As a result of this letter, the board has unanimously agreed to submit to a vote of our security holders whether to withdraw its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 and to no longer operate as a business development company. The holders of a majority of the outstanding voting securities of our company, comprised of insiders and affiliates, have indicated their willingness to consent in writing to an action whereby the Company shall withdraw its election to be regulated as a business development company under the Investment Company Act of 1940. We are presently preparing a Schedule 14C to be filed with the SEC regarding this matter.

Sincerely,

Michael D. Queen
President and CEO